

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 14, 2017

Via E-Mail
Mr. D. Anthony Scaglione
Executive Vice President and Chief Financial Officer
ABM Industries Incorporated
One Liberty Plaza, 7th Floor
New York, NY 10006

> **Re: ABM Industries Incorporated**
> **Form 10-K for the fiscal year ended October 31, 2016**
> **Filed December 21, 2016**
> **File No. 001-08929**
>
> **Form 8-K**
> **Filed December 14, 2016**
> **File No. 001-08929**

Dear Mr. Scaglione:

We have reviewed your March 24, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2017 letter.

Form 8-K filed December 14, 2016

Exhibit 99.2

1. We note your response to comment 5 that in future presentations, when you present historical or projected non-GAAP measures, you will provide the most comparable GAAP measures, except to the extent that, with respect to projected non-GAAP financial measures, you rely on the "unreasonable efforts" exception contained in Regulation G. Please confirm that to the extent that you rely on the referenced

exception in future filings, you will disclose that fact and identify the information that is unavailable and its probable significance in a location of equal or greater prominence.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities